UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. 3)

                  TRINITECH SYSTEMS, INC.
                  -----------------------
                     (Name of Issuer)

                       Common Stock
              -----------------------------
              (Title of Class of Securities)

                       896406-10-5
                      --------------
                      (CUSIP Number)

                  Joan Dacey-Seib, Esq.
                Jacobs Persinger & Parker
77 Water Street, New York, New York  10005    212-344-1866
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      September 5, 1997
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13dd-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Jerome Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             257,750
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          257,750
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     257,750 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               /X/
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Maxine Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             35,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          35,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     35,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Matthew Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             35,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          35,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     35,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     The Jerome Belson Foundation, f/k/a The Joseph Belsky
     Foundation
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     WC
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             95,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          95,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     95,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------

             AMENDED AND RESTATED SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This Amended and Restated Schedule 13D relates to shares of Common Stock, par value $.001 per share (the "Common
Stock"), of Trinitech Systems, Inc. (the "Company"), whose principal executive office is located at Stamford Harbor
Park, 333 Ludlow Street, Stamford, Connecticut  06902.

ITEM 2.  IDENTITY AND BACKGROUND

The names and addresses of the persons filing this Schedule are as follows:

    Jerome Belson, whose address is Jerome Belson
Associates, Inc., 495 Broadway, New York, New York  10012.
Jerome Belson is Chairman of the Board of Jerome Belson
Associates, Inc., a real estate management company.

    Maxine Belson is a housewife and the spouse of Jerome
Belson.  Her address is 197 Rugby Road, Brooklyn, New York
11226.

    Matthew Belson is the grandson of Mr. and Mrs. Belson.
He is a student of journalism studying for his master's degree. His address is 315 Ocean Parkway, Brooklyn, New York
11218.

    The Jerome Belson Foundation, a New York not-for-profit corporation formerly known as The Joseph Belsky Foundation
(the "Foundation"), is organized for educational, charitable and scientific purposes. The Foundation's address is 495 Broadway, New York, New York 10012. Jerome
Belson is the President of the Foundation. Certain information concerning the officers of the Foundation is set forth in Annex I hereto.

None of Jerome Belson, Maxine Belson, Matthew Belson or the
Foundation has, and to the best of knowledge of Jerome
Belson, Maxine Belson, Matthew Belson and the Foundation, no person listed in Annex I hereto has, during the past five years, been (i) convicted in a criminal proceeding
(excluding traffic violation or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jerome Belson, Maxine Belson and Matthew Belson are United
States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 32,000 shares of Common
Stock of the Company purchased during the period between February 13, 1996 and September 5, 1997 by Jerome Belson was $143,530 including brokerage commissions. The aggregate purchase price of all of the shares of Common
Stock of the Company purchased by Jerome Belson is $1,708,187 including brokerage commissions. Jerome Belson used his personal funds to purchase such shares of Common
Stock.

The aggregate purchase price of all of the shares of Common
Stock of the Company purchased by Maxine Belson is $210,280.20 including brokerage commissions. Mrs. Belson used her personal funds to purchase such shares of Common
Stock.

The aggregate purchase price of the 12,000 shares of Common
Stock of the Company purchased during the period between February 13, 1996 and September 5, 1997 by Matthew Belson was $61,320 including brokerage commissions. The aggregate purchase price of all of the shares of Common stock of the Company purchased by Matthew Belson is $169,966.94 including brokerage commissions. Matthew Belson used his personal funds to purchase such shares of Common Stock.

The aggregate purchase price of the 26,000 shares of Common
Stock of the Company purchased during the period between February 13, 1996 and September 5, 1997 by the Foundation, was $133,855 including brokerage. The aggregate purchase price of all of the shares of Common Stock of the Company purchased by the Foundation is $436,420 including brokerage commissions, which funds were from the Foundation's capital.

The aggregate purchase price of all of the shares of Common
Stock of the Company purchased by Ruth Kessler, the

Secretary of the Foundation, is $29,700 including brokerage commissions. Mrs. Kessler used her personal funds to purchase such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Jerome Belson has had and expects to continue to have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome
Belson may also engage in such discussions with other shareholders of the Company.

The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made.
Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the shares of Common Stock through the sale of the shares.

The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of Schedule
13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on September 5, 1997, Jerome Belson, Maxine Belson, Matthew Belson and The Jerome
Belson Foundation beneficially owned 257,750, 35,000,
35,000 and 95,000 shares, respectively, of the Company for an aggregate of 422,750 shares representing approximately
5.1% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form
10-Q for period ended June 30, 1997).

To the best of knowledge of Jerome Belson, Maxine Belson, Matthew Belson and the Foundation, no person named in Annex
I hereto, except Ruth Kessler, who, on September 5, 1997, was the beneficial owner of 2,500 shares of Common Stock of the Company, is the beneficial owner of any Common Stock of the Company.

(b) Each of Jerome Belson, Maxine Belson and Matthew Belson has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by each of them.

The filers of this restated Schedule 13D have been advised by Ruth Kessler that she has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by her.

Under the definition of beneficial ownership in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"),
Jerome Belson may also be deemed to be a beneficial owner of the 95,000 shares of the Company owned by The Jerome
Belson Foundation because Mr. Belson, in his capacity as president of the Foundation, might be deemed to have the power to dispose of and vote the shares of the Company owned by the Foundation. However, neither the filing of this statement nor any of its contents shall be deemed to construe an admission that Mr. Belson is the owner of the shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Act or for any other purpose.

(c) During the sixty days preceding September 5, 1997,
Jerome Belson sold shares of Common Stock of the Company as described below. All transactions were open market dispositions made on the American Stock Exchange with the exception of the sales made on August 14, 1997 and September 5, 1997 listed below. Such sales were private transactions to unrelated third parties.

DATE       SHARES SOLD       PRICE PER SHARE

7/10/97       1,000              $6-15/16
7/14/97       7,500              $6-15/16
7/15/97         400              $7-1/8
7/23/97       1,500              $7-1/8
8/8/97        3,100              $6-3/4
8/11/97       1,900              $6-3/4
8/14/97      15,000              $5
9/5/97       10,000              $5

During the sixty days preceding September 5, 1997, Maxine
Belson sold 3,000 shares of the Company's Common Stock on August 28, 1997 at a per share price of $7-1/4. Such transaction was an open market transaction made on the American Stock Exchange.

During the sixty days preceding September 5, 1997, Matthew
Belson sold 5,000 shares of the Company's Common Stock on July 10, 1997 at a per share price of $6-7/8. Such transaction was an open market transaction made on the American Stock Exchange.

During the sixty days preceding September 5, 1997, the Foundation sold 5,000 shares of the Company's Common Stock on July 10, 1997 at a per share price of $6-5/8. Such transaction was an open market transaction made on the American Stock Exchange.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES
         OF THE ISSUER

To the best knowledge of the persons signing this Restated
Schedule 13D, none of Jerome Belson, Maxine Belson, Matthew
Belson or the Foundation or any of the officers of the Foundation is a party to any contract, arrangement, understanding or relationship with respect to any Common
Stock of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Common Stock, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Written agreement relating to the filing of a joint acquisition statement.

                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 1997

                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

                              /s/ Matthew Belson
                              -----------------------------
                              Matthew Belson


                              The Jerome Belson Foundation


                              By: /s/ Jerome Belson
                                  -------------------------
                                  Jerome Belson, President

-----------------------------------------------------------

EXHIBIT 1

The undersigned hereby agree that the Restated Schedule 13D and any amendments thereto, filed by Jerome Belson, Maxine
Belson, Matthew Belson and The Jerome Belson Foundation under the Securities Exchange Act of 1934, (the "Act") reporting the beneficial ownership of shares of Common
Stock of Trinitech Systems, Inc. may be filed with the Securities and Exchange Commission pursuant to Rule 13d-
1(f)(1) under the Act on behalf of the undersigned.

Dated:  September 11, 1997

                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

                              /s/ Matthew Belson
                              -----------------------------
                              Matthew Belson


                              The Jerome Belson Foundation


                              By: /s/ Jerome Belson
                                  -------------------------
                                  Jerome Belson, President

-----------------------------------------------------------

ANNEX I

The following is a list of the officers of The Jerome
Belson Foundation:

                             PRINCIPAL OCCUPTION
NAME AND POSITION            AND BUSINESS ADDRESS

Jerome Belson              Chairman of the Board of Jerome
  - President                Belson Associates, Inc.
                           495 Broadway
                           New York, New York  10012

Maxine Belson              Housewife
  - Vice President         197 Rugby Road
                           Brooklyn, New York  11226

I. Victor Belson           Attorney
  - Vice President         Belson, Perlman & Szuflita
                           400 Madison Avenue
                           New York, New York  10017

Brianne Goldstein          Housewife
  - Treasurer              22 A Putnam Green
                           Greenwich, CT  06830

Ruth Kessler               Executive Secretary
  - Secretary              Belson Associates, Inc.
                           495 Broadway
                           New York, New York  10012


All of the above named individuals are citizens of the United States.